UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on Termination of ADR Facility and Substitution Listing

As the Company previously announced, the Company plans to cease the listing of its American Depositary Shares (the “ADSs”) on the Nasdaq Stock Market LLC (“Nasdaq”) and list its Class A ordinary shares of a par value of US$0.4 each post Share Consolidation for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”).

The Company had originally anticipated that the ADSs would cease trading on Nasdaq, and the termination of its American depositary receipt facility (“ADR Facility”) would occur, on May 6, 2025, with its consolidated Class A ordinary shares commencing trading on Nasdaq on or around May 7, 2025. Due to a delay in the process of making the new CUSIP number associated with the Class A ordinary shares eligible at The Depository Trust Company, the Company now expects that its ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on May 20, 2025, and that the ADR Facility will be terminated as of the close of business (New York Time) on May 20, 2025.

Each former holder of ADSs will be entitled to receive twenty (20) Class A ordinary shares for each ADS cancelled;

As previously disclosed, immediately following the termination of the ADR Facility, the Company will implement a share consolidation, pursuant to which every 400 Class A ordinary shares will be consolidated into one (1) consolidated Class A ordinary share. Following the share consolidation, former ADS holders should expect to receive one (1) consolidated class A ordinary share for every twenty (20) ADSs previously held. All resulting fractional shares will be rounded up to the nearest whole number of shares.

The Company now expects that its consolidated Class A ordinary shares will commence trading on Nasdaq under the symbol “AIFU” on or around May 21, 2025, subject to receiving final clearance from Nasdaq to effectuate the Substitution Listing. The new ISIN number for the consolidated Class A ordinary shares will be KYG3314G1102 and the new CUSIP number will be G3314G110.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: April 30, 2025

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